Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 24, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11022
FT Diversified Target Income Portfolio, Series 2
(the “Trust”)
CIK No. 1984413 File No. 333-274384

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Risk Factors

1.       Please add the following sentence to the first paragraph of the Principal Risks: "The Trust is also subject to the risks described below under "Principal Risks of Investing in KNG, RDVI, FTHI and FTQI" through its investments in the Funds."

Response:In accordance with the Staff’s comment, the sentence will be added to the first paragraph of the Principal Risks.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon